May 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Officer of Finance

Washington, D.C. 20549

Attention: John Dana Brown and Madeleine Joy Mateo

Re:	The Beneficient Company Group, L.P.

Amendment No. 4 to Registration Statement on Form S-4

Filed May 8, 2023

File No. 333-268741

Ladies and Gentlemen:

On behalf of The Beneficient Company Group, L.P. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 10, 2023, regarding the Company’s Amendment No. 4 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on May 8, 2023. In connection with this letter, a fifth amendment to the Registration Statement (“Amendment No. 5”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 5. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 5.

Form S-4/A filed May 8, 2023

General

1

We note your response to comment 2 and reissue in part. Please revise both of the references to the Kansas Office of the State Bank Commissioner in the Competitive Advantages discussion in the Letter from Ben’s Founder and CEO to clarify that it is only your subsidiary BFF that is regulated by that body, and not the entire Beneficient company. In addition, revise every other reference to the OSBC in the prospectus to explicitly state that while the OSBC regulates your subsidiary BFF, it does not regulate all of Beneficient.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the proxy statement/prospectus accordingly.

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Haynes and Boone, LLP	2323 Victory Avenue | Suite 700 | Dallas, TX 75219 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance May 11, 2023 Page 2

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:	Brad K. Heppner, Chief Executive Officer

Gregory W. Ezell, Chief Financial Officer

James G. Silk, Esq., Chief Legal Officer

David B. Rost, Esq., General Counsel

William N. Haddad, Esq., Venable LLP

Arif Soto, Esq., Venable LLP

Logan Weissler, Esq., Haynes and Boone, LLP

Alexa Cooper, Esq., Haynes and Boone, LLP